Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE-MONTH PERIODS ENDED MAY 31, 2014 AND 2013

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at May 31, 2014 and for the three-month period then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month periods ended May 31, 2014 and 2013. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

In this MD&A, financial information for the three-month period ended May 31, 2014 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on July 15, 2014. Disclosure contained in this document is current to that date, unless otherwise noted. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

management analysis of the financial situation and operating results

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information about:
•	Acasti’s ability to conduct current and new clinical trials for its product candidate, including the timing and results of these clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and Onemia® can be successfully commercialized;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth efficiently;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable term or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend product liability lawsuits brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

management analysis of the financial situation and operating results

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia.  Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phoshpholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The COLT trial was completed during the second quarter of the 2014 fiscal year and the TRIFECTA trial has been completed.. Based on the positive results of the COLT trial, Acasti has filed an investigational new drug (IND) submission to the U.S. Food and Drug Administration (FDA) to conduct a pharmacokinetic study (PK trial) in the U.S.   Acasti is corresponding with the FDA regarding its upcoming Investigational New Drug (IND) filing for a pivotal Phase III clinical trial of CaPre® in the US.  Once full TRIFECTA and PK trial results are available, Acasti intends to request an end of Phase II/pre Phase III meeting with the FDA to allow them to provide feedback on Acasti’s forthcoming IND submission and to address specific questions for which Acasti is seeking a buy-in and final response from the FDA.

Onemia® is Acasti’s commercialized product and has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the three-month period ended May 31, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

management analysis of the financial situation and operating results

Clinical Trials Update

Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL). Due to a recent decision of the U.S. Food and Drug Administration’s (the “FDA”) not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and may put a primary and first focus on the severe hypertriglyceridemia population.

COLT Trial
The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g daily dose as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean reduction of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C (non-high density lipoprotein, which includes all cholesterol contained in the bloodstream except HDL-C (high density lipoprotein (good cholesterol)) and HbA1C (haemoglobin A1C) mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

management analysis of the financial situation and operating results

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.  Acasti will also be presenting at the World Congress of Heart Disease in Boston (July 25-28th, 2014).

TRIFECTA Trial
On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

The number of targeted patients evaluable as per protocol has been reached. Acasti is currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study. A secondary objective of the study was to assess the efficacy of CaPre® in two distinct patient populations: those with mild to moderate hypertriglyceridemia and those with severe hypertriglyceridemia. Based on patient information currently available, the Corporation does not expect the sample size to be large enough to conclude on the efficacy of CaPre® on severe hypertriglyceridemia as part of the TRIFECTA trial. Acasti does not expect the FDA to request efficacy data on patients with severe hypertriglyceridemia before granting permission to conduct a phase III trial. The trial has been completed  and top-line results will be available by the end of September 2014, with full data coming out in the following quarter.

PK Trial
The PK trial, a first step in Acasti’s U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®. The PK trial total treatment duration is over a 30-day period and  involves the enrollment of approximately 42 healthy subjects. On January 9, 2014, Acasti  announced that the FDA  allowed  the PK trial to proceed, having found no objections with the proposed trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, had been hired to conduct the PK trial.  On July 9, 2014 Acasti announced the completion of the  PK trial. top-line results are expected by the end of September 2014, with full data coming out in the following quarter.

Concurrently, Acasti is corresponding with the FDA and has responded to the FDA’s recommendations regarding its upcoming IND filing for its phase III clinical trial of CaPre® in the United States. The FDA has invited Acasti to formally request an end of phase II/pre phase III meeting to allow them to provide feedback on the submission and to address specific questions for which Acasti is seeking approval and final response from the FDA. Acasti intends to seek such meeting as soon as TRIFECTA and PK trials results are available.

Onemia®

During the three-month period ended May 31, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update
On April 27, 2014, Neptune, Acasti and Enzymotec reached a settlement agreement. The Settlement with Enzymotec provides for a dismissal of all Enzymotec respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Enzymotec and companies in its value chain. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels for the US market are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351), and the royalty levels for the Australian market are dependent on the outcome of a re-examination proceeding before the Australian Patent Office (APO) regarding Neptune’s equivalent Australian composition of matter patent (No. 2002322233). Enzymotec also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO and/or APO decision dates. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015 while the APO’s decision is not expected until spring 2015.

management analysis of the financial situation and operating results

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti.  Mr. Harland's mandate as a Director of Acasti was terminated at the Annual Shareholders' meeting held on June 19, 2014. Acasti has begun the search for a new President and Chief Executive Officer. During the interim period, Acasti continues to be managed under the leadership of Acasti’s interim Chief Executive Officer, Mr. André Godin.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against Neptune, Acasti and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. The following day, Neptune, Acasti and NeuroBioPharm jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

Basis of presentation of the financial statements

The Corporation’s current assets as at May 31, 2014 include cash and short-term investments for an amount of $22,940, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively.  The Corporation also has trade and other receivables of $714, receivable from a corporation under common control of $50, tax credits receivable for an amount of $153, inventories of $294 and prepaid expenses of $433 as at May 31, 2014. The Corporation’s liabilities at May 31, 2014 are comprised primarily of amounts due creditors for $1,684 as well as derivative warrant liabilities of $6,547, which represents the fair value as of May 31, 2014, of the warrants issued to the Corporation’s public offering participants.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.36 per warrant as at May 31, 2014.  The fair value of the warrants will be revaluated at each reporting date. Changes in the fair value of the Warrants are recognized in finance income.  The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, issuance of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

management analysis of the financial situation and operating results

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended
	May 31, 2014	May 31, 2013
	$	$
Revenue from sales	56	6
Adjusted EBITDA(1)	(1,695)	(1,270)
Net income (loss) and comprehensive income (loss)	1,356	(1,965)
Net earnings (loss) per share – basic and diluted	0.01	(0.03)
Total assets	43,824	11,325
Working capital(2)	22,685	2,153
Total equity	35,380	8,320
Book value per Class A share(3)	0.33	0.11
(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net income (loss) is presented below.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income.  Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

management analysis of the financial situation and operating results

RECONCILIATION OF ADJUSTED EBITDA
 (In thousands of dollars)
	Three-month periods ended
	May 31, 2014	May 31, 2013
	$	$
Net income (loss)	1,356	(1,965)
Add (deduct):
Finance costs	1	1
Finance income	(4,663)	(10)
Depreciation and amortization	582	166
Stock-based compensation	694	541
Foreign exchange loss (gain)	335	(3)
Adjusted EBITDA	(1,695)	(1,270)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2015

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from sales	56	56
Adjusted EBITDA(1)	(1,695)	(1,695)
Net income	1,356	1,356
Earnings per share basic and diluted	0.01	0.01

Fiscal year ended February 28, 2014

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,965)	(3,238)	(3,856)	(2,553)
Loss per share basic and diluted	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

management analysis of the financial situation and operating results

Fiscal year ended February 28, 2013

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Loss per share basic and diluted	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net income (loss) is presented above.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 2014 AND 2013

Revenues
The Corporation generated revenues from sales of $56 from the commercialization of Onemia®, its medical food product, during the three-month period ended May 31, 2014.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States.  Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period. The Corporation generated revenue from sales of $6 during the corresponding period in 2013.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended May 31, 2014 amounted to $30 or 54%, which is in Corporation’s target range for its gross profit margin, being 40 to 60%.  The Corporation realized a gross profit of $4 or 70% during the three-month period ended May 31, 2013.

management analysis of the financial situation and operating results

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three-month periods ended May 31, 2014 and 2013

General and administrative expenses	Three-month periods ended
(In thousands of dollars)	May 31, 2014	May 31, 2013
	$	$
Salaries and benefits	323	206
Stock-based compensation	600	415
Professional fees	158	193
Royalties	-	176
Amortization and depreciation	582	166
Sales and marketing	7	6
Investor relations	28	2
Rent	25	28
Other	59	11
TOTAL	1,782	1,203

Research and development expenses	Three-month periods ended
(In thousands of dollars)	May 31, 2014	May 31, 2013
	$	$
Salaries and benefits	128	156
Stock-based compensation	94	126
Contracts	950	463
Regulatory expenses	26	1
Professional fees	27	56
Other	12	28
Tax credits	(18)	(51)
TOTAL	1,219	779

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $425 for the three-month period ended May 31, 2014 to $(1,695) compared to $(1,260) for the three-month period ended May 31, 2013, mainly due to increases in research and development expenses before consideration of stock-based compensation and amortization and depreciation.

General and administrative expenses were positively impacted by a decrease in royalties due to the 2012 royalty prepayment agreement with Neptune, partially offset by higher expenses relating to salaries and benefits and investor relations activities.  The increase in research and development expenses is mainly attributable to the increases in contracts expenses related to the Corporation’s clinical trials, regulatory expenses fees and a decrease in tax credits, principally offset by decreases in salaries and benefits and professional fees.

Net Income
The Corporation realized a net income for the three-month period ended May 31, 2014 of $1,356 or $0.01 per share compared to a net loss of $1,965 or $0.03 per share for the three-month period ended May 31, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in value of the derivative warrant liabilities by $4,634 principally offset by the increases in amortization and depreciation and stock-based compensation expenses.

management analysis of the financial situation and operating results

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, stock options, restricted share units and warrants were as follows:

	May 31, 2014	February 28, 2014
Class A shares, voting, participating and without par value	106,062,179	105,862,179
Stock options granted and outstanding	4,714,750	4,911,000
Restricted Share Units granted and outstanding	775,001	775,001
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018	18,400,000	18,400,000
Series 9 warrants exercisable at $1.60 until December 3, 2018	1,616,542	1,616,542
Total fully diluted shares	132,318,472	132,314,722

Cash Flow and Financial Condition between the Three-month periods ended May 31, 2014 and 2013

Operating activities
During the three-month periods ended May 31, 2014 and 2013, the Corporation’s operating activities generated decreases in liquidity of $501 and $939, respectively, consisting of the net income (loss) incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance income and expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended May 31, 2014 amounted to an increase of $1,199 and is mainly due to increases in payables to parent corporation ($213) and decreases in trade and other receivables $205 and prepaid expenses $271, principally offset by increases in tax credits receivables ($18) and inventories ($32).  The net changes in non-cash operating working capital items for the three-month period ended May 31, 2013 amounted to an increase of $333 and is mainly due to increases in payable to parent corporation ($425) and royalties payable to parent corporation ($203), principally offset by increases in trade and other receivables ($153) and tax credits receivables ($51), as well as to the decrease in trade and other payables ($69).

Investing activities
During the three-month periods ended May 31, 2014 and 2013, the Corporation’s investing activities generated decreases and increases in liquidities of ($8) and $574, respectively. The decrease in liquidity generated by investing activities during the three-month period ended May 31, 2014 is mainly due to the maturity of short-term investments of $500, offset by the acquisition of short-term investments of $520.  The increase in liquidity generated by investing activities during the three-month period ended May 31, 2013 is mainly due to  the maturity of short-term investment of $3,500, offset by the acquisition of short-term investments of $3,000.

Financing activities
During the three-month periods ended May 31, 2014 and 2013, the Corporation’s financing activities generated increases in liquidities of $50 and $19, respectively. The increase in liquidities generated from financing activity during the three-month periods ended May 31, 2014 resulted mainly from proceeds from exercise of warrants and options of $50. The increase in liquidities generated from financing activity during the three-month periods ended May 31, 2013 resulted mainly from proceeds from exercise of warrants and options of $20.

Overall, as a result, the Corporation’s cash decreased by $464 and $342, respectively, for the three-month periods ended May 31, 2014 and 2013. Total liquidities as at May 31, 2014, comprised of cash and short-term investments, amounted to $22,940. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through public offering and private placement of common shares, proceeds from the exercise of rights, options and warrants, as well as research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products.  As a result of proceeds received from the public offering of 18,400,000 Public Offering Units of Acasti, the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the Corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.

management analysis of the financial situation and operating results

Financial Position

The following table details the significant changes to the statements of financial position as at May 31, 2014 compared to February 28, 2014:

Accounts	Increase (Decrease)	Comments
Cash	(464)	See cash flow statement
Short-term investments	(297)	Foreign exchange on investments held in foreign currencies
Trade and other receivables	(205)	Payment received
Tax credits receivable	18	Increase in tax credit eligible expenses
Prepaid expenses	(271)	Increase in expenses
Inventories	32	Onemia® production
Intangible assets	(573)	Amortization
Trade and other payables	514	Increase in amount owed related to research contract
Payable to parent corporation	213	Increase in expenses
Derivative warrant liabilities	(4,634)	Change in fair value

License agreement
The Corporation was initially committed under the License Agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50; year 3 ‐ $200; year 4 ‐ $225 (initially $300, but reduced to $225 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the License Agreement, and adjusted to reflect the royalties of $395 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15,130.  The prepayment and accrued royalties have been paid through the issuance of 6,750,000 Class A shares of Acasti, issued at a price of $2.30 per share, totalling $15,525, on July 12, 2013, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement and following the Corporation’s disinterested shareholders and TSX Venture Exchange approvals. The Corporation no longer has royalty payment commitment under the License Agreement.

management analysis of the financial situation and operating results

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements.  As at May 31, 2014, the Corporation’s liabilities are $8,444, of which $1,897 is due within twelve months and $6,547 relates to a derivative warrant liability that will be settled in shares.

Significant commitments as of May 31, 2014 include:

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $9,460, of which an amount of $4,030 has been paid to date.  As at May 31, 2014, an amount of $612 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $505 during three-month period ended May 31, 2014 ($404 for administrative costs and $101 for research and development costs) and $551 during the three-month period ended May 31, 2013 ($225 for administrative costs, $150 for research and development costs and $176 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payables to parent corporation had no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.  See note 7 to the financial statements for disclosures of key management personnel compensation.

Subsequent Event

On June 16, 2014, Acasti  announced the resignation of Mr. Xavier Harland as Chief Financial Officer of Acasti.

On July 15, 2014, Jerald J. Wenker was appointed Chairman of the Board of Directors of Acasti.

Use of estimates and measurement uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement of derivative warrant liabilities (note 4 to the financial statements) and of stock-based compensation (note 5 to the financial statements).  Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

management analysis of the financial situation and operating results

Critical Accounting Policies

Impairment of non-financial assets
The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities
The warrants forming part of the Units issued from the prior year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with the estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 5 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune, including stock-based compensation of its consolidated subsidiary, NeuroBioPharm Inc., that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

management analysis of the financial situation and operating results

FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2014.

New standards and interpretations not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO has also designed internal controls over financial reporting, or has caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our internal controls over financial reporting.  Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are effective as of May 31, 2014, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (1992 Framework).

Changes in Internal Control over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter ended May 31, 2014 that have  materially affected, or are reasonably likely to  materially affect, our internal controls over financial reporting.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three-month periods ended May 31, 2014 and 2013 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is “Quality Management Program” certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at July 15, 2014, the total number of class A shares of the Corporation issued and in outstanding was 106,260,178. The Corporation also has 4,902,250 stock options, 577,002 restricted share units, 20,766,542 Series 6, 7, 8 & 9 warrants outstanding.